

July 3, 2014

Via E-mail
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re:** **Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 5, 2014**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your letter dated June 6, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 27, 2014.

Form 10-K for the Fiscal Year Ended December 28, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(5) Receivables, page 58

1.   We note your response to prior comment 4 that you believe that you are entitled to fully recover on the outstanding amounts due from Fujitsu based on the terms of the Subcontract. However, we note your response to prior comment 3 in your letter dated April 10, 2014 that Fujitsu has indicated that pursuant to the terms of your agreement with Fujitsu, it will not address the outstanding amounts until it has resolved the claims between Fujitsu and the Authority. As such, it appears that based on the terms of your

agreement with Fujitsu, outstanding amounts are not recoverable unless the outstanding claims between Fujitsu and the Authority are recovered. If so, it is unclear how you have concluded that there is not at least a reasonable possibility that your estimates regarding collectability of such amounts might materially change in the near term, considering that you don't have complete knowledge of the status of the proceedings between Fujitsu and the Authority. If you believe that recoverability of outstanding amounts is still probable in the event that outstanding claims from the Authority to Fujitsu are not recovered, please clarify the factors that you considered in making this determination.

 (11) Settlement Charges, page 63

2.   We note your response to prior comment 5. Tell us whether there are currently any other outstanding claims against the Company and the dollar amount of such claims. Tell us how you have considered the outcome of this matter in assessing reasonably possible losses with respect to such claims, and what consideration you gave to disclosing the nature of the contingencies, and the estimated loss, or stating that such an estimate cannot be made, as required by paragraphs 3 through 5 of ASC 450-20-50.

3.   In response to prior comment 5, you indicate that you believed disclosure of the arbitration proceeding with Trinity Medical Center in Minot, North Dakota was not required at an earlier date because, pursuant to Instruction 2 to Item 103 of Regulation S-K, you had determined that the "amount in dispute" was substantially less than 10% of your consolidated assets. We note from your response to comment 4 of our letter dated April 10, 2014 that Minot's initial damages claim (which you learned of in October 2012) was for $219 million, which exceeded 10 percent of your consolidated current assets at December 29, 2012. Please provide your analysis for why the amount that you determined to be in dispute, rather than the amount of Minot's claim, was the appropriate amount to use in determining whether the arbitration proceeding should be disclosed under Item 103.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Senior Assistant Chief Accountant